Filed pursuant to Rule 424(b)(5). A filing fee of $26,750 calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with Depositary Shares offered by means of this prospectus supplement and the accompanying prospectus from the registration statement filed on March 20, 2006. The filing fee was calculated based upon the 10,000,000 Depositary Shares to be registered at the proposed maximum offering price of $25 per share resulting in the maximum aggregate offering price of $250,000,000. This paragraph shall be deemed to update the "Calculation of Registration Fee" table in the registration statement referred to in the second sentence above.

Filed Pursuant to Rule 424(b)(5)
File Number 333-132574-03

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 20, 2006)

$250,000,000

PPL Electric Utilities Corporation

10,000,000 Depositary Shares

Each representing a  1/4 interest in a share of Preference Stock, 6.25% Series of PPL Electric Utilities Corporation

(Non-cumulative, Liquidation Preference $25.00 per Depositary Share)

Each of the depositary shares offered hereby (the “Depositary Shares”) represents a  1/4 interest in a share of our Preference Stock, 6.25% Series, liquidation preference $100.00 per share (the “Preference Shares”). As a holder of Depositary Shares, you will be entitled to all proportional rights and preferences of the Preference Shares (including dividend, voting, redemption and liquidation rights) exercised through the depositary. Dividends on the Preference Shares will be payable in arrears on January 1, April 1, July 1 and October 1 of each year, when, as and if declared by our Board of Directors, beginning on July 1, 2006 at an annual rate of 6.25%, or $1.5625 per Depositary Share per year. Dividends on the Preference Shares are not cumulative. If for any reason we do not declare a dividend on the Preference Shares before the dividend payment date for a quarterly dividend period, that dividend will not accumulate and holders of the Preference Shares will have no right to receive, and we will have no obligation to pay, a dividend for that period, whether or not we pay, or have sufficient funds to pay, dividends in full or in part in the future.

With certain limited exceptions, we may not pay dividends on, or redeem, purchase or make a liquidation payment with respect to, any of our common stock, unless full dividends on the Preference Shares have been paid for the then-current dividend period.

We may not redeem the Preference Shares prior to April 6, 2011. On and after that date, we may, at our option, redeem the Preference Shares, in whole at any time or in part from time to time, for $100.00 per Preference Share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends (without accumulation of any undeclared dividends), payable in cash. The Preference Shares have no stated maturity, are not subject to any sinking fund provisions and will remain outstanding indefinitely unless redeemed.

The Preference Shares will have no voting rights, except as provided by law. See “Description of the Preference Shares—Voting Rights.”

We will not apply to list the Depositary Shares on any securities exchange or to include the Depositary Shares in any automated quotation system. We do not expect that there will be any public trading market for the Preference Shares except as represented by the Depositary Shares.

Investing in the Depositary Shares involves risks. See “ Risk Factors” on page S-6 of this prospectus supplement and page 4 of the accompanying prospectus.

	Price to Public (1)	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Us
Per Depositary Share	$25.00	$0.50	$24.50
Total	$250,000,000	$5,000,000	$245,000,000

(1)	The price to public does not include accrued dividends, if any, that may be declared. Dividends, if declared, will accrue from the date of original issuance, which is expected to be April 6, 2006.

Delivery of the Depositary Shares in book-entry form only will be made on or about April 6, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Lead and Book-Running Managers

Merrill Lynch & Co.	JPMorgan	Wachovia Securities

Citigroup

Credit Suisse

Goldman, Sachs & Co.

Lehman Brothers

Morgan Stanley

Janney Montgomery Scott LLC	LaSalle Capital Markets

The date of this prospectus supplement is April 3, 2006.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, we are offering to sell the Depositary Shares, using this prospectus supplement and the accompanying prospectus. This prospectus supplement describes the specific terms of this offering. The accompanying prospectus and the information incorporated by reference therein describe our business and give more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. You should read this prospectus supplement together with the accompanying prospectus before making a decision to invest in the Depositary Shares. If the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement will apply and will supersede that information in the accompanying prospectus. You should rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date after the date of this prospectus supplement.

PPL Electric Utilities Corporation (“PPL Electric”) is a Pennsylvania corporation. Our principal executive offices are located at Two North Ninth Street, Allentown, Pennsylvania 18101-1179 and our telephone number at that address is (610) 774-5151. Information about PPL Electric is available on our website at www.pplelectric.com and on the Investor Center page of www.pplweb. com. The information on these sites is not part of this prospectus supplement. In this prospectus supplement, “we,” “us” and “our” refer to PPL Electric and not any of its subsidiaries or affiliates and “underwriters” refers to the firms listed in the “Underwriting” section of this prospectus supplement.

SUMMARY

The following summary contains information about the offering by PPL Electric of the Depositary Shares (defined below). It does not contain all of the information that may be important to you in making a decision to purchase the Depositary Shares. For a more complete understanding of PPL Electric and the offering of the Depositary Shares, we urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the “Risk Factors” sections and our financial statements and the notes to those statements incorporated by reference herein.

The Offering

Issuer	PPL Electric.

Securities Offered	10,000,000 depositary shares (the “Depositary Shares”), each representing a 1/4 interest in a share of our Preference Stock, 6.25% Series (the “Preference Shares”).

Size	$250,000,000.

Dividend Rate and Payment Dates

Dividends will be payable quarterly in arrears on the 1st day of January, April, July and October of each year, when, as and if declared by our Board of Directors, beginning on July 1, 2006, at the fixed rate per annum of 6.25% per Preference Share, or $1.5625 per Depositary Share per year. Dividends, if declared, will accrue from the date of original issuance, which is expected to be April 6, 2006. See “Description of the Preference Shares–Dividends.”

Listing

We will not apply to list the Depositary Shares on any securities exchange or to include the Depositary Shares in any automated quotation system. We do not expect that there will be any public trading market for the Preference Shares except as represented by the Depositary Shares.

Term	Perpetual.

Optional Redemption

We may not redeem the Preference Shares prior to April 6, 2011. On and after that date, we may, at our option, redeem the Preference Shares, in whole at any time or in part from time to time, for $100.00 per Preference Share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends (without accumulation of any undeclared dividends), payable in cash.

It is our intention to redeem the Preference Shares only from the proceeds of the sale of certain qualifying securities having equity characteristics similar to or greater than the applicable equity characteristics of the Preference Shares.

Public Offering Price	$25.00 per Depositary Share. The public offering price does not include accrued dividends, if any, that may be declared.

Dividends

Dividends on the Preference Shares are not cumulative and, accordingly, if for any reason we do not declare a dividend on the Preference Shares before the dividend payment date for a quarterly dividend period, that dividend will not accumulate and holders of the Preference Shares will have no right to receive and we will have no obligation to pay a dividend for that period, whether or not we pay, or have sufficient funds to pay, dividends in full or in part in the future. In addition, holders of Preference Shares will have no right to any representation on our Board of Directors, regardless of the number of periods for which dividends are not paid. Dividends may be prohibited under certain circumstances, as described below under “Risk Factors—Our ability to pay dividends is restricted.”

Dividend Stopper

With certain limited exceptions, we may not pay dividends on, or redeem, purchase, or make a liquidation payment with respect to, any of our common stock, unless full dividends on the Preference Shares have been paid for the then-current dividend period. See “Description of the Preference Shares—Dividend Stopper.”

Ranking

The Preference Shares will rank senior to our common stock, junior to our 4 1/2% Preferred Stock and all of our Series Preferred Stock, and on parity with any other series of our preference stock that we may issue in the future, in each case with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up of PPL Electric.

Issuance of Senior Shares

As long as any Preference Shares are outstanding, we do not intend to issue any shares of our 4 1/2% Preferred Stock, Series Preferred Stock or other preferred stock or preference stock that rank senior to the Preference Shares with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up of PPL Electric.

Voting Rights	The Preference Shares will have no voting rights, except as provided by law. See “Description of the Preference Shares—Voting Rights.”

Preemptive and Conversion Rights	The Preference Shares are without any preemptive rights and are not convertible into, or exchangeable for, any of our other property or securities.

Use of Proceeds

We will use the net proceeds from the sale of the Depositary Shares to repurchase from PPL Corporation up to $200 million of our common stock and for such other general corporate purposes as we deem appropriate, including the redemption or repurchase of our outstanding debt securities.

Transfer Agent	Wells Fargo Bank, N.A.

Depositary	Wells Fargo Bank, N.A.

RECENT DEVELOPMENTS

We currently are authorized under our Amended and Restated Articles of Incorporation (our “Articles of Incorporation”) to issue up to 5,000,000 shares of preference stock. The Board of Directors is authorized, without further shareowner action, to issue shares of preference stock from time to time in one or more series and to determine the designations, preferences, limitations and special rights of any series. In connection with the issuance of the Depositary Shares offered by this prospectus supplement, we will issue 2,500,000 Preference Shares. In connection with our 2006 Annual Meeting of Shareowners to be held on April 26, 2006, we have proposed to increase the authorized amount of preference stock from 5,000,000 to 10,000,000 shares through an amendment to our Articles of Incorporation. We expect this amendment to be adopted, as PPL Corporation, which owns all of our outstanding shares of common stock and as a result 99% of our voting shares, intends to vote all of its shares in favor of this amendment. The holders of the Preference Shares (and, accordingly, the holders of the Depositary Shares) will not be entitled to vote with respect to this amendment.

RISK FACTORS

Before making a decision to invest in the Depositary Shares, you should carefully consider the risk factors described below and the risk factors contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as the other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Dividends on the Preference Shares are non-cumulative.

Dividends on the Preference Shares are not cumulative and, accordingly, if for any reason we do not declare a dividend on the Preference Shares before the dividend payment date for a quarterly dividend period, that dividend will not accumulate and holders of the Preference Shares will have no right to receive, and we will have no obligation to pay, a dividend for that period, whether or not we pay, or have sufficient funds to pay, dividends in full or in part in the future. In addition, holders of Preference Shares will have no right to any representation on our Board of Directors, regardless of the number of periods for which dividends are not paid. The market value of the Preference Shares may decline substantially if we do not make dividend payments.

There may not be an active trading market for the Depositary Shares.

Prior to this offering, there has been no market for the Depositary Shares. We will not apply to list the Depositary Shares on any securities exchange or to include the Depositary Shares in any automated quotation system. As the Depositary Shares will not be quoted on a national securities exchange, there may be little or no secondary market for them. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Depositary Shares easily, which may affect the price you receive upon any such sale. We do not expect that there will be any public trading market for the Preference Shares except as represented by the Depositary Shares.

Holders of the Preference Shares have limited voting rights.

The Preference Shares will have no voting rights, except as provided by law. See “Description of the Preference Shares—Voting Rights.”

The Preference Shares are subordinated to our indebtedness and our outstanding preferred stock.

Holders of our indebtedness and our existing 4 1/2% Preferred Stock and Series Preferred Stock will have seniority over the holders of the Preference Shares with respect to rights to payment from any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of PPL Electric. This may have the effect of reducing the amount of proceeds paid to you as a holder of Depositary Shares upon an insolvency, liquidation, reorganization, dissolution or other winding up of PPL Electric, and you would not be paid any proceeds upon an insolvency, liquidation, reorganization, dissolution or other winding up of PPL Electric if our assets were insufficient to pay our debt obligations at that time.

Our ability to pay dividends is restricted.

Our 2001 senior secured bond indenture restricts dividend payments on our equity, including the Preference Shares, in the event that we fail to meet an interest coverage ratio or fail to comply with certain requirements included in our Articles of Incorporation and our Bylaws to maintain our separateness from PPL Corporation and PPL Corporation’s other subsidiaries. If we are prohibited from paying dividends that have been declared for any dividend period as a result of the application of these restrictions, those dividends will cease to accrue and holders of the Preference Shares (and, accordingly, holders of the Depositary Shares) will have no right to receive the dividend for that period on the corresponding dividend payment date or in the future. The market value of the Preference Shares may decline substantially if we do not make dividend payments.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Depositary Shares to repurchase from PPL Corporation up to $200 million of our common stock and for such other general corporate purposes as we deem appropriate, including the redemption or repurchase of our outstanding debt securities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected historical consolidated financial and other data for each of the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from the audited consolidated financial statements of PPL Electric Utilities Corporation.

The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference herein, and with the consolidated financial statements, related notes, and other financial information incorporated by reference into this prospectus supplement and the accompanying prospectus.

	2005	2004	2003	2002	2001
PPL Electric Utilities Corporation (a)
Income Items—millions
Operating revenues	$3,163	$2,847	$2,788	$2,748	$2,694
Operating income	377	259	251	275	419
Income available to PPL Corporation	145	74	25	39	119
Balance Sheet Items—millions (b)
Property, plant and equipment—net	2,716	2,657	2,589	2,456	2,319
Recoverable transition costs	1,165	1,431	1,687	1,946	2,172
Total assets	5,537	5,526	5,469	5,583	5,921
Long-term debt	2,411	2,544	2,937	3,175	3,459
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures					250
Preferred stock	51	51	51	82	82
Common equity	1,324	1,272	1,222	1,147	931
Short-term debt	42	42		15
Total capital provided by investors	3,828	3,909	4,210	4,419	4,722
Financial Ratios
Return on average common equity—%	11.20	5.95	2.08	3.87	11.09
Embedded cost rates (b)
Long-term debt—%	6.56	6.86	6.61	6.83	6.81
Preferred stock—%	5.14	5.14	5.14	5.81	5.81
Preferred securities—%					8.44
Times interest earned before income taxes	2.19	1.45	1.22	1.33	1.89
Ratio of earnings to fixed charges (c)	2.1	1.4	1.2	1.2	1.7
Ratio of earnings to combined fixed charges and preferred stock dividends (c)	2.1	1.4	1.2	1.2	1.7
Sales Data
Customers (thousands) (b)	1,365	1,351	1,330	1,308	1,298
Electric energy delivered—millions of kWh
Residential	14,218	13,441	13,266	12,640	12,269
Commercial	13,196	12,610	12,388	12,371	12,130
Industrial	9,777	9,620	9,599	9,853	10,000
Other	167	163	154	169	211

Retail electric sales	37,358	35,834	35,407	35,033	34,610
Wholesale electric sales (d)		72	676	679	924

Total electric energy delivered	37,358	35,906	36,083	35,712	35,534

Electric energy supplied as a PLR—millions of kWh	36,917	34,841	33,627	33,747	31,653

(a)	The earnings for each year other than 2004 were affected by items management considers unusual, which affected net income. See “Earnings” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for a description of unusual items in 2005 and 2003.
(b)	At year-end.
(c)	Computed using earnings and fixed charges of PPL Electric and its subsidiaries. Fixed charges consist of interest on short- and long-term debt, other interest charges and the estimated interest component of other rentals. In calculating the earnings component, net income excludes the cumulative effect of a change in accounting principle.
(d)	The contracts for wholesale sales to municipalities expired in January 2004.

CAPITALIZATION

The following table sets forth PPL Electric’s historical unaudited consolidated cash and cash equivalents, short-term debt and capitalization as of December 31, 2005:

•	on an actual basis;

•	on an as-adjusted basis to give effect to the estimated net proceeds from the sale by us of the Depositary Shares in this offering, assuming we repurchase $200 million of our common equity.

This table should be read in conjunction with our consolidated financial statements, the notes related thereto and the other financial and operating data incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of December 31, 2005
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$298	$343

Short-term debt	$42	$42

Long-term debt, including current portion	$2,411	$2,411
Preferred stock	51	301
Common equity	1,324	1,124

Total capitalization	$3,786	$3,836

DESCRIPTION OF THE PREFERENCE SHARES

General

The following summary description of certain provisions of our Articles of Incorporation does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation. The Preference Shares constitute a single series of our preference stock. The Preference Shares are not convertible into, or exchangeable for, shares of any other class or series of stock or other securities or property of ours. The Preference Shares have no preemptive rights. Any Preference Shares that are surrendered for redemption will be returned to the status of authorized and unissued preference stock.

We currently are authorized under our Articles of Incorporation to issue up to 5,000,000 shares of preference stock. The Board of Directors is authorized, without further shareowner action, to issue shares of preference stock from time to time in one or more series and to determine the designations, preferences, limitations and special rights of any series. In connection with the issuance of the Depositary Shares offered by this prospectus supplement, we will issue 2,500,000 Preference Shares.

In connection with our 2006 Annual Meeting of Shareowners to be held on April 26, 2006, we have proposed to increase the authorized amount of preference stock from 5,000,000 to 10,000,000 shares through an amendment to our Articles of Incorporation. We expect this amendment to be adopted, as PPL Corporation, which owns all of our outstanding shares of common stock and as a result 99% of our voting shares, intends to vote all of its shares in favor of this amendment. The holders of the Preference Shares (and, accordingly, the holders of the Depositary Shares) will not be entitled to vote with respect to this amendment.

We will issue 10,000,000 Depositary Shares in connection with this offering, each representing a  1/4 interest in a Preference Share. Our Board of Directors will be permitted, without the consent of any holders, to issue additional shares of preference stock, including shares of preference stock of the same series as the Preference Shares, pursuant to different offerings from time to time, up to the maximum number of authorized shares of preference stock.

Our Board of Directors also is permitted under our Articles of Incorporation, without further shareowner action, to issue from time to time shares of one or more other series of our preference stock, and to determine the designations, preferences, limitations and special rights of any series including, but not limited to, the following:

•	the rate of dividend, if any;

•	the rights, if any, of the holders of stock of the series upon our insolvency, liquidation, reorganization, dissolution or other winding up;

•	the terms and conditions upon which stock may be converted into stock of other series or other capital stock, if issued with the privilege of conversion;

•	the price at and the terms and conditions upon which stock may be redeemed; and

•	the voting rights, if any.

Dividends and Payment Dates

Holders of Preference Shares will receive, when, as and if declared by us, out of funds legally available for payment of dividends under Pennsylvania law, cash dividends at a fixed annual rate of 6.25%. We will pay dividends on the Preference Shares quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning on July 1, 2006 (or, if any such dividend payment date is not a business day, then the next succeeding business day), when, as and if declared by us out of legally available funds to the holders of record as of a date not exceeding 40 days and not less than 10 days preceding such dividend payment dates, to be fixed by our Board of Directors. Dividends, if declared, will accrue from the date of original issuance, which is expected to be

April 6, 2006. “Business day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed. The amount of dividends payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Dividends on the Preference Shares are not cumulative and, accordingly, if for any reason we do not declare a dividend on the Preference Shares before the dividend payment date for a quarterly dividend period, that dividend will not accumulate and holders of the Preference Shares will have no right to receive and we will have no obligation to pay a dividend for that period, whether or not we pay, or have sufficient funds to pay, dividends in full or in part in the future. In addition, holders of Preference Shares will have no right to any representation on our Board of Directors, regardless of the number of periods for which dividends are not paid.

Dividend Stopper

We may not pay dividends on, or redeem, purchase, or make a liquidation payment with respect to, any of our common stock or any of our other capital stock ranking junior to the Preference Shares (other than the distributions of shares, options, warrants or rights to purchase shares of our common stock or any of our other capital stock ranking junior to the Preference Shares), unless full dividends on the Preference Shares have been paid for the then-current dividend period.

We may not pay dividends on, or redeem, purchase, or make a liquidation payment with respect to, any other preference stock that we may issue ranking on parity with the Preference Shares, unless dividends on the Preference Shares have been paid for the then-current dividend period ratably in proportion to the respective amounts of dividends declared and unpaid on the Preference Shares and such other parity preference stock.

Optional Redemption

The Preference Shares are not redeemable prior to April 6, 2011. On and after that date, the Preference Shares, and the corresponding Depositary Shares, will be redeemable at our option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to $100.00 per share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends through the date of redemption (without accumulation of any undeclared dividends), payable in cash. Once proper notice has been given, from and after the redemption date, such Preference Shares called for redemption will no longer be deemed outstanding, and all rights of the holders thereof will cease. There will be no sinking fund for the redemption or purchase of the Preference Shares. Holders of the Preference Shares will have no right to require the redemption of the Preference Shares.

It is our intention to redeem or repurchase the Preference Shares only from the proceeds of the sale of certain qualifying securities having equity characteristics similar to or greater than the applicable equity characteristics of the Preference Shares (“Qualifying Securities”).

We may decide to affirm this intention by making an enforceable covenant in favor of the holders of a specific series of our outstanding long-term debt securities (including any replacement series designated by PPL Electric, the “Covered Debt”) stating that, if we redeem or repurchase the Preference Shares, we will do so only if, during the 180 days on or prior to such redemption, we have received proceeds from the sale of Qualifying Securities. If we make this covenant, on or shortly after the date that we make the covenant, we would give notice thereof to the holders of the Covered Debt and we would file the covenant with the SEC on a Current Report on Form 8-K. Any such covenant would be subject to termination under certain circumstances, including with the consent of holders of a majority of the principal amount of such Covered Debt. If we were to enter into this covenant, the covenant would not be intended to be enforceable by, or for the benefit of, holders of our Preference Shares, any of our preferred stock, any other preference stock that we may issue or any series of our long-term debt securities (other than the Covered Debt).

Ranking

The Preference Shares rank:

•	subordinate to our 4 1/2% Preferred Stock and Series Preferred Stock;

•	equally with any other shares of preference stock that we may issue in the future; and

•	senior to our common stock,

with respect to the payment of dividends and distribution of assets upon liquidation or winding up of PPL Electric.

In the event of a voluntary or involuntary liquidation, dissolution or winding up of PPL Electric, after satisfaction of the distribution rights of the holders of our 4 1/2% Preferred Stock and Series Preferred Stock, the holders of the Preference Shares will be entitled to receive out of our assets available for distribution to stockholders, $100.00 per share (or $25.00 per Depositary Share), plus all declared and unpaid dividends from prior dividend periods and accrued and unpaid dividends for the then-current dividend period to the date such payment is made available, whether or not earned or declared, before any payment or distribution out of our assets may be made to or set apart for the holders of our common stock or any other capital stock ranking junior to the Preference Shares. If, upon any voluntary or involuntary liquidation, dissolution or winding up of PPL Electric, our assets, or proceeds thereof, distributable among the holders of Preference Shares or any stock ranking equally with the Preference Shares shall be insufficient to pay in full the preferential amounts to which such stock would be entitled, then such assets, or the proceeds thereof, shall be distributable among such holders ratably in accordance with the respective amounts which would be payable on such shares if all amounts payable thereon were paid in full. The terms “involuntary liquidation, dissolution or winding up” shall include, without being limited to, a liquidation, dissolution or winding up of PPL Electric resulting in the distribution of all of the net proceeds of a sale, lease or conveyance of all or substantially all of the property or business of PPL Electric to any governmental body including, without limitation, any municipal corporation or political subdivision or authority.

Issuance of Senior Shares

As long as any Preference Shares are outstanding, we do not intend to issue any shares of 4 1/2% Preferred Stock, Series Preferred Stock or other preferred stock or preference stock that rank senior to the Preference Shares with respect to the payment of dividends and distribution of assets upon our insolvency, liquidation, reorganization, dissolution or other winding up.

Voting Rights

Preference Share holders shall have no voting rights, except with respect to certain material changes in the terms of the Preference Shares as provided by law. Currently, under the Pennsylvania Business Corporation Law Section 1914, regardless of any limitations stated in our Articles of Incorporation or Bylaws, the holders of Preference Shares shall be entitled to vote as a class on the following actions:

•	changing the preferences, limitations or special rights (other than preemptive rights or the right to vote cumulatively) of the shares of a class or series adverse to the Preference Shares;

•	authorizing a new class or series of shares having a preference as to dividends or assets which is senior to the Preference Shares;

•	increasing the number of authorized shares of any class or series having a preference as to dividends or assets which is senior in any respect to the Preference Shares; or

•	making the Preference Shares redeemable by a method that is not pro rata, by lot or otherwise equitable.

Maturity

The Preference Shares do not have a maturity date, and we are not required to redeem the Preference Shares. In addition, we are not required to set aside funds to redeem the Preference Shares. Accordingly, the Preference Shares will remain outstanding indefinitely unless we decide to redeem them.

DESCRIPTION OF THE DEPOSITARY SHARES

Each Depositary Share will represent a  1/4 interest in a Preference Share and will be represented by a depositary receipt. We will deposit the underlying Preference Shares pursuant to a deposit agreement among us, Wells Fargo Bank, N.A., as depositary, and the holders from time to time of the depositary receipts. Subject to the terms of the deposit agreement, the Depositary Shares will be entitled to all the rights and preferences of the Preference Shares in proportion to the  1/4 of a Preference Share represented by such Depositary Share.

Dividends

The depositary will distribute all cash dividends and other cash distributions received on the Preference Shares to the holders of record of the depositary receipts in proportion to the number of Depositary Shares held by each holder. In the event of a distribution other than in cash, the depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of Depositary Shares held by each holder, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with our approval, adopt a method of distribution that it deems practicable, including sale of the property and distribution of the net proceeds from such sale to the holders of depositary receipts. The obligation of the depositary to distribute dividends and distributions is subject to us paying certain charges and expenses of the depositary.

The depositary will distribute dividends and other distributions only in an amount that can be distributed without distributing to any holder of depositary receipts a fraction of one cent. Any balance not so distributable will be held by the depositary and will be added to the next sum received by the depositary for distribution. The depositary will not be liable for interest on amounts held for later distribution.

Pursuant to PPL Corporation’s Dividend Reinvestment Plan (the “PPL Corporation DRIP”), holders of the Depositary Shares will be entitled to invest their cash dividends in shares of common stock of PPL Corporation. The holders of the Depositary Shares can contact us or Wells Fargo Bank, N.A., our transfer agent and registrar, for more information on the PPL Corporation DRIP, including the related prospectus.

Taxes and Other Governmental Charges

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangement. We also will pay charges of the depositary in connection with the deposit of the Preference Shares and any redemption of Preference Shares. All other transfer and other taxes and governmental charges and fees for the withdrawal of Preference Shares upon surrender of depositary receipts evidencing the Depositary Shares shall be at the expense of the holders of the Depositary Shares. If, at the request of a holder of depositary receipts, the depositary incurs charges or expenses for which it is not otherwise liable, such holder will be liable for such charges and expenses. The depositary may refuse to make any payment or distribution, or any transfer, exchange or withdrawal of any Depositary Shares or Preference Shares, until such taxes or other governmental charges are paid.

Voting the Depositary Shares

Each Depositary Share holder shall have no voting rights, except for the voting rights of  1/4 of a Preference Share represented by such Depositary Share. See “Description of Preference Shares—Voting Rights.”

Optional Redemption of Depositary Shares

The Preference Shares are not redeemable prior to April 6, 2011. On and after that date, the Preference Shares will be redeemable at our option, in whole at any time or in part from time to time, at a redemption price equal to $100.00 per share (equivalent to $25.00 per Depositary Share), plus any declared and unpaid dividends through the date of redemption (without accrual of any undeclared dividends), payable in cash. See “Description of the Preference Shares—Optional Redemption.” If we redeem the Preference Shares, in whole or in part, a corresponding amount of Depositary Shares will also be redeemed. The redemption price per Depositary Share will be equal to  1/4 of the redemption price per Preference Share. If less than all of the Depositary Shares are to be redeemed, the depositary will select either by lot or pro rata those Depositary Shares to be redeemed. Any shares redeemed will be subject to rounding to prevent fractional Depositary Shares. The depositary will mail notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Preference Shares and Depositary Shares.

Withdrawal of Preference Shares

Underlying shares of Preference Shares may be withdrawn from the depositary arrangement upon surrender of the depositary receipts at the principal office of the depositary and upon payment of the taxes, charges and fees provided for in the deposit agreement. Subject to the terms of the deposit agreement, the holder of depositary receipts will receive the appropriate number of Preference Shares and any money or property represented by such Depositary Shares. Only whole Preference Shares may be withdrawn; if a holder holds an amount other than a whole multiple of four Depositary Shares, the depositary will deliver along with the withdrawn Preference Shares a new depositary receipt evidencing the excess number of Depositary Shares. Except as described in the deposit agreement, holders of withdrawn Preference Shares will not be entitled to redeposit such shares or to receive Depositary Shares. The Preference Shares and the Depositary Shares (and the depositary receipts evidencing the Depositary Shares) will be issued in uncertificated form, as described below under “Book-Entry Issuance.”

Amendments

The form of depositary receipts evidencing the Depositary Shares and any arrangement between the depositary and us may be amended by agreement between the depositary and us, but no amendment that materially and adversely alters the rights of holders of the depositary receipts will be effective unless it is approved by the record holders of at least a majority of the Depositary Shares then outstanding. Every holder of an outstanding depositary receipt at the time any amendment becomes effective will be deemed to consent to such amendment by continuing to hold such depositary receipt.

Listing

We will not apply to list the Depositary Shares on any securities exchange or to include the Depositary Shares in any automated quotation system.

Miscellaneous

There will not be any preemptive or conversion rights for the Depositary Shares. As long as any Preference Shares are outstanding, we do not intend to issue any shares of our 4 1/2% Preferred Stock, Series Preferred Stock, or other preferred stock or preference stock that rank senior to the Preference Shares with respect to the payment of dividends and distribution of assets upon our insolvency, liquidation, reorganization, dissolution or other winding up.

BOOK-ENTRY ISSUANCE

We, through our transfer agent and registrar, have implemented a Direct Registration System for the issuance and transfer of our common stock, Series Preferred Stock and preference stock, including the Preference Shares. Accordingly, the Preference Shares will not be certificated, except (i) as required by applicable law, and (ii) as otherwise provided and duly authorized by our action.

The Depositary Shares will also be issued in uncertificated shares evidenced by a depositary receipt in individual, uncertificated form represented by direct registration entries on a Direct Registration System of the depositary. Direct Registration is a method for recording Depositary Shares in book-entry form. Book-entry means that the Depositary Shares are registered and maintained by our transfer agent and registrar, which eliminates the need for stock certificates. Uncertificated shares have the same rights and privileges as shares held in certificate form. There is no cost to holders to maintain ownership this way. Our transfer agent and registrar will electronically register the Depositary Shares on the date of original issuance with, or on behalf of, The Depository Trust Company (“DTC”), and the Depositary Shares will be registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Nominee”). DTC will act as securities depositary for the Depositary Shares.

The following is based upon information furnished by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC’s Participants include securities brokers and dealers (including the underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as other banks, brokers, dealers and trust companies (collectively, the “Indirect Participants” or “DTC’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC’s Participants or DTC’s Indirect Participants.

We expect that under procedures established by DTC (i) upon issuance and registration of the Depositary Shares, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the global certificate and (ii) ownership of the Depositary Shares will be shown on, and the transfer of ownership of the Depositary Shares will be effected only through, records maintained by DTC (with respect to the interests of DTC’s Participants), DTC’s Participants and DTC’s Indirect Participants. Prospective purchasers of the Depositary Shares are advised that the laws of some states require that certain persons, such as insurance companies, take physical delivery in definitive form of securities that they own. Consequently, these laws may limit your ability to transfer Depositary Shares to these persons, such as insurance companies.

As long as the Nominee is the registered owner of any Depositary Shares, the Nominee will be considered the sole owner or holder of such Depositary Shares. Owners of Depositary Shares will not be entitled to have Depositary Shares registered in their names and will not receive or be entitled to receive physical delivery of Depositary Shares in certificated form. As a result, the ability of a person having a beneficial interest in any Depositary Shares to pledge such interest to persons or entities that do not participate in DTC’s system or to otherwise take actions in respect of such interest may be affected by the lack of a physical certificate evidencing such interest.

Neither we nor our transfer agent and registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of the Depositary Shares by DTC or any of DTC’s Participants,

or for maintaining, supervising or reviewing any records of DTC or any of DTC’s Participants relating to the Depositary Shares. Distributions of dividends in respect of any Depositary Shares registered in the name of the Nominee on the applicable record date will be payable to or at the direction of the Nominee. Neither we nor our transfer agent and registrar will have any responsibility or liability for the payment of such amounts to beneficial owners of the Depositary Shares. We believe, however, that it is the policy of DTC to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on DTC’s records. Payments by DTC’s Participants and DTC’s Indirect Participants to the beneficial owner of the Depositary Shares will be governed by standing instructions and customary practice and will be the responsibility of DTC’s Participants or DTC’s Indirect Participants.

If (i) we notify our transfer agent and registrar in writing that DTC is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days or (ii) we, at our option, notify our transfer agent and registrar in writing that we elect to cause the issuance of the Depositary Shares in certificated form, then Depositary Shares in certificated form will be issued to each person that the Nominee and DTC identify as the beneficial owner of Depositary Shares. Neither we nor our transfer agent and registrar will be liable for any delay by the Nominee or DTC in identifying the beneficial owners of Depositary Shares, and we and our transfer agent and registrar may conclusively rely on, and will be protected in relying on, instructions from the Nominee or DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of any Depositary Shares.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes certain United States federal income tax consequences of the ownership of our Depositary Shares as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below). Except where noted, this summary deals only with Depositary Shares held as capital assets. As used herein, the term “United States Holder” means a holder of Depositary Shares that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Depositary Shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our Depositary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Depositary Shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our

Depositary Shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Depositary Shares

If you hold Depositary Shares, for United States federal income tax purposes, you generally will be treated as the owner of the portion of the Preference Shares represented by such Depositary Shares.

Dividends

Dividends on the Preference Shares will be dividends for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes, and will be taxable as ordinary income. Although we expect that our current and accumulated earnings and profits will be such that all dividends paid with respect to the Preference Shares will qualify as dividends for United States federal income tax purposes, we cannot guarantee that result. Our accumulated earnings and profits and our current earnings and profits in future years will depend in significant part on our future profits or losses, which we cannot accurately predict. To the extent that the amount of any dividend paid on Preference Shares exceeds our current and accumulated earnings and profits attributable to that share, the dividend will be treated first as a return of capital and will be applied against and reduce your adjusted tax basis (but not below zero) in that Preference Share. This reduction in basis would increase any gain or reduce any loss realized by you on the subsequent sale, redemption or other disposition of your Preference Shares. The amount of any such dividend in excess of your adjusted tax basis will then be taxed as capital gain. For purposes of the remainder of this discussion, it is assumed that dividends paid on the Preference Shares will constitute dividends for United States federal income tax purposes.

If you are a corporation, dividends that are received by you will generally be eligible for a 70% dividends-received deduction under the Code. However, the Code disallows this dividends-received deduction in its entirety if the Preference Shares with respect to which the dividend is paid are held by you for less than 46 days during the 91-day period beginning on the date which is 45 days before the date on which the Preference Shares become ex-dividend with respect to such dividend. (A 91-day minimum holding period applies to certain dividend arrearages.)

Under current law, if you are an individual, dividends received by you generally will be subject to a reduced maximum tax rate of 15% through December 31, 2008, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that you elect to treat the dividends as “investment income,” which may be offset by investment expense. Furthermore, the rate reduction will also not apply to dividends that are paid to you with respect to Preference Shares that are held by you for less than 61 days during the 121-day period beginning on the date which is 60 days before the date on which the Preference Shares become ex-dividend with respect to such dividend. (A 91-day minimum holding period applies to certain dividend arrearages.)

In general, for purposes of meeting the holding period requirements for both the dividends-received deduction and the reduced maximum tax rate on dividends described above, you may not count towards your holding period any period in which you (a) have the option to sell, are under a contractual obligation to sell, or have made (and not closed) a short sale of Preference Shares or substantially identical stock or securities, (b) are the grantor of an option to buy Preference Shares or substantially identical stock or securities or (c) otherwise have diminished your risk of loss by holding one or more other positions with respect to substantially similar or related property. The United States Treasury Regulations provide that a taxpayer has diminished its risk of loss on stock by holding a position in substantially similar or related property if the taxpayer is the beneficiary of a guarantee, surety agreement, or similar arrangement that provides for payments that will substantially offset decreases in the fair market value of the stock. In addition, the Code disallows the dividends-received deduction as well as the reduced maximum tax rate on dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are advised to consult your own tax advisor regarding the implications of these rules in light of your particular circumstances.

You should consider the effect of Section 246A of the Code, which reduces the dividends-received deduction allowed with respect to “debt-financed portfolio stock.” The Code also imposes a 20% alternative minimum tax on corporations. In some circumstances, the portion of dividends subject to the dividends-received deduction will serve to increase a corporation’s minimum tax base for purposes of the determination of the alternative minimum tax. In addition, a corporate shareholder may be required to reduce its basis in stock with respect to certain “extraordinary dividends”, as provided under Section 1059 of the Code. You should consult your own tax adviser in determining the application of these rules in light of your particular circumstances.

Dispositions, including Redemptions

A sale, exchange, redemption or other disposition of Preference Shares will generally result in gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the Preference Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period for the Preference Shares exceeds one year. Under current law, if you are an individual, net long-term capital gain realized by you is subject to a reduced maximum tax rate of 15%. After December 31, 2008, the maximum rate is scheduled to return to the previously effective 20% rate. Subject to limited exceptions, capital losses may only be used to offset capital gains.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our Preference Stock and the proceeds from the sale, exchange or redemption of our Preference Stock that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

General

Subject to the terms and conditions of an underwriting agreement among PPL Electric and the underwriters named below, we have agreed to sell to each of the underwriters named below, and each of the underwriters named below has severally agreed to purchase from us, the number of Depositary Shares set forth opposite its name below. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are acting as representatives of the underwriters.

Underwriter	Number of Depositary Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,300,000
J.P. Morgan Securities Inc.	2,300,000
Wachovia Capital Markets, LLC	2,300,000
Citigroup Global Markets Inc.	500,000
Credit Suisse Securities (USA) LLC	500,000
Goldman, Sachs & Co.	500,000
Lehman Brothers Inc.	500,000
Morgan Stanley & Co. Incorporated	500,000
Janney Montgomery Scott LLC	300,000
LaSalle Financial Services, Inc.	300,000

Total	10,000,000

The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the shares of Depositary Shares offered by this prospectus supplement is subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Depositary Shares offered by this prospectus supplement if any are taken.

We have agreed with the underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Depositary Shares when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Depositary Shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify the offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose to offer the Depositary Shares directly to the public at the public offering price on the cover of this prospectus supplement, and to certain dealers at that price less a concession not in excess of $0.30 per Depositary Share. The underwriters may allow, and those dealers may reallow, a discount not in excess of $0.27 per Depositary Share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the per unit public offering price of the Depositary Shares and the total public offering price, underwriting commissions and proceeds before expenses payable by us.

	Per Depositary Share	Total
Public offering price	$25.00	$250,000,000
Underwriting commissions	$0.50	$5,000,000
Proceeds, before expenses, to us	$24.50	$245,000,000

We have agreed to pay to the underwriters the underwriting commissions set out above. We will pay all expenses, estimated to be approximately $300,000, associated with the offer and sale of the Depositary Shares.

No Sales of Similar Securities

We have agreed that, during the period beginning from the date of this prospectus supplement and continuing to and including the 60th day after the closing date for the purchase of the Depositary Shares, we will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of other preference stock without the prior written consent of the representatives.

Price Stabilization and Short Positions

In connection with the sale of the Depositary Shares, SEC rules permit the underwriters to engage in transactions that stabilize the market price of the Depositary Shares. These transactions may include bids or purchases to peg, fix or maintain the price of the Depositary Shares.

The underwriters may create a short position in the Depositary Shares in connection with this offering. That means they may sell a larger number of the Depositary Shares than is shown on the cover page of this prospectus supplement. If they create a short position, the underwriters may purchase Depositary Shares in the open market to reduce the short position. If the underwriters purchase Depositary Shares to stabilize the price or to reduce their short position, the price of the Depositary Shares could be higher than it might be if they had not made those purchases.

Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Depositary Shares. In addition, neither the underwriters nor we make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters may suspend any of these activities at any time.

Settlement

We expect to deliver the Depositary Shares against payment for the Depositary Shares on or about the delivery date specified on the cover page of this prospectus supplement, which will be the third business day following the date of the pricing of the Depositary Shares.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of Depositary Shares to underwriters for sale to their online brokerage account holders. The representatives of the underwriters will allocate Depositary Shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, Depositary Shares may be sold by the underwriters to securities dealers who resell preferred securities to online brokerage account holders.

Penalty Bids

The underwriters also may impose a penalty bid on certain underwriters and selling group members. This means that, if the underwriters purchase Depositary Shares in the open market to reduce the underwriters’ short position or to stabilize the price of the Depositary Shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those Depositary Shares as part of this offering.

Other Relationships

Some of the underwriters and their affiliates have in the past and may in the future engage in transactions with, or perform services for, us in the ordinary course of their businesses. They have received customary fees and commissions for these transactions.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

PPL Electric files reports and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

PPL Electric’s Internet Web site is www.pplelectric.com. The Investor Center page of www.pplweb.com provides access to all SEC filings of PPL Electric free of charge, as soon as reasonably practicable after filing with the SEC. The information at these Internet sites is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus. Additionally, PPL Electric’s filings are available at the SEC’s Web site (www.sec.gov).

Certain securities of PPL Electric are listed on the NYSE and certain information concerning PPL Electric may be inspected at the NYSE offices in New York.

In addition, reports, proxy statements and other information concerning PPL Electric can be inspected at its offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179.

Incorporation by Reference

PPL Electric will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that it files separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about PPL Electric.

PPL Electric

SEC Filings (File No. 1-905)	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2005

Current Reports on Form 8-K and 8-K/A	February 1, 2006, February 16, 2006, March 3, 2006, March 23, 2006 and March 30, 2006 (as to Item 5.03)

Additional documents that PPL Electric files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and the termination of the offering of the Depositary Shares are also incorporated herein by reference.

PPL Electric will provide without charge to each person, including any beneficial owner of the Depositary Shares, to whom a copy of this prospectus supplement has been delivered, a copy of any and all of its filings. You may request a copy of these filings by writing or telephoning PPL Electric at:

Two North Ninth Street

Allentown, Pennsylvania 18101-1179

Attention: Investor Services Department

Telephone: 1-800-345-3085

VALIDITY OF THE SECURITIES

Thomas D. Salus, Esq., Senior Counsel of PPL Services Corporation, and Simpson Thacher & Bartlett LLP, New York, New York, counsel to PPL Electric, will pass upon the validity and certain legal matters related to the Preference Shares and the Depositary Shares offered hereby. Sullivan & Cromwell LLP, New York, New York, counsel to the underwriters, will pass upon certain legal matters related to the Preference Shares and the Depositary Shares offered hereby for the underwriters. As to matters involving the law of the Commonwealth of Pennsylvania, Simpson Thacher & Bartlett LLP and Sullivan & Cromwell LLP will rely on the opinion of Mr. Salus. As to matters involving the law of the State of New York, Mr. Salus will rely on the opinion of Simpson Thacher & Bartlett LLP.

PROSPECTUS	PPL Corporation
PPL Capital Funding, Inc.
PPL Energy Supply, LLC
PPL Electric Utilities Corporation
Two North Ninth Street
Allentown, Pennsylvania 18101-1179
(610) 774-5151

PPL Corporation

Common Stock, Preferred Stock,

Stock Purchase Contracts, Stock Purchase Units and Depositary Shares

PPL Capital Funding, Inc.

Debt Securities

Guaranteed by PPL Corporation as described

in a supplement to this prospectus

PPL Energy Supply, LLC

Debt Securities and Preferred Securities

PPL Electric Utilities Corporation

Preferred Stock, Preference Stock, Depositary Shares and Debt Securities

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

We may offer the securities directly or through underwriters or agents. The applicable prospectus supplement will describe the terms of any particular plan of distribution.

Investing in the securities involves certain risks. See “ Risk Factors” on page 4.

PPL Corporation’s common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange and trades under the symbol “PPL.”

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 20, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that PPL Corporation, PPL Capital Funding, Inc. (“PPL Capital Funding”), PPL Energy Supply, LLC (“PPL Energy Supply”) and PPL Electric Utilities Corporation (“PPL Electric”) have each filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under this shelf process, we may, from time to time, sell combinations of the securities described in this prospectus in one or more offerings. Each time we sell securities, we will provide a prospectus supplement that will contain a description of the securities we will offer and specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

We may use this prospectus to offer from time to time:

•	shares of PPL Corporation Common Stock, par value $.01 per share (“PPL Common Stock”);

•	shares of PPL Corporation Preferred Stock, par value $.01 per share (“PPL Preferred Stock”);

•	contracts or other rights to purchase shares of PPL Common Stock or PPL Preferred Stock (“PPL Stock Purchase Contracts”);

•	stock purchase units, each representing (1) a PPL Stock Purchase Contract and (2) debt securities or preferred trust securities of third parties (such as Debt Securities or subordinated debt securities of PPL Capital Funding, preferred trust securities of a subsidiary trust or United States Treasury securities) that are pledged to secure the stock purchase unit holders’ obligations to purchase PPL Common Stock or PPL Preferred Stock under the PPL Stock Purchase Contracts (“PPL Stock Purchase Units”);

•	PPL Corporation’s Depositary Shares, issued under a deposit agreement and representing a fractional interest in PPL Preferred Stock (“PPL Depositary Shares”);

•	PPL Capital Funding’s unsecured and unsubordinated debt securities (“PPL Capital Funding Debt Securities”);

•	PPL Energy Supply’s unsecured and unsubordinated debt securities (“PPL Energy Debt Securities”);

•	PPL Energy Supply’s preferred limited liability company membership interests (“PPL Energy Preferred Securities”);

•	PPL Electric’s Series Preferred Stock (“PPL Electric Preferred Stock”);

•	PPL Electric’s Preference Stock (“PPL Electric Preference Stock”);

•	PPL Electric’s Depositary Shares, issued under a deposit agreement and representing a fractional interest in PPL Electric Preferred Stock or PPL Electric Preference Stock (“PPL Electric Depositary Shares”); and

•	PPL Electric’s senior secured debt securities issued under PPL Electric’s 2001 indenture, as amended (“PPL Electric Secured Debt Securities”), which PPL Electric Secured Debt Securities may be secured by first mortgage bonds issued under PPL Electric’s 1945 first mortgage indenture (“PPL Electric 1945 Mortgage Bonds”), as well as by the lien of the 2001 indenture on PPL Electric’s distribution and transmission properties (subject to certain exceptions to be described in a prospectus supplement).

We sometimes refer to the securities listed above collectively as the “Securities.”

PPL Corporation will unconditionally guarantee the payment of principal, premium and interest on the PPL Capital Funding Debt Securities as will be described in supplements to this prospectus. We sometimes refer to PPL Corporation’s guarantees of PPL Capital Funding Debt Securities as “PPL Guarantees.”

Information contained herein relating to each registrant is filed separately by such registrant on its own behalf. No registrant makes any representation as to information relating to any other registrant or Securities or guarantees issued by any other registrant, except that information relating to PPL Capital Funding’s Securities is also attributed to PPL Corporation.

As used in this prospectus, the terms “we,” “our” and “us” generally refer to:

•	PPL Corporation with respect to Securities or PPL Guarantees issued by PPL Corporation or PPL Capital Funding;

•	PPL Energy Supply with respect to Securities issued by PPL Energy Supply; and

•	PPL Electric, with respect to Securities issued by PPL Electric.

For more detailed information about the Securities and the PPL Guarantees, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

RISK FACTORS

Investing in the Securities involves certain risks. You are urged to read and consider the risk factors relating to an investment in the Securities described in the Annual Reports on Form 10-K of PPL Corporation, PPL Energy Supply and PPL Electric, as applicable, for the year ended December 31, 2005, filed with the SEC on March 3, 2006 and incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing PPL Corporation, PPL Energy Supply and PPL Electric. The prospectus supplement applicable to each type or series of Securities we offer will contain a discussion of additional risks applicable to an investment in us and the particular type of Securities we are offering under that prospectus supplement.

FORWARD-LOOKING INFORMATION

Certain statements included or incorporated by reference in this prospectus, including statements with respect to future earnings, energy supply and demand, costs, electric rates, subsidiary performance, growth, new technology, project development, fuel and energy prices, strategic initiatives, and generating capacity and performance, are “forward-looking statements” within the meaning of the federal securities laws. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus and our reports that are incorporated by reference, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	market demand and prices for energy, capacity and fuel;

•	market prices for crude oil and the potential impact on the phase out of synthetic fuel tax credits and synthetic fuel operations;

•	weather conditions affecting generation production, customer energy usage and operating costs;

•	competition in retail and wholesale power markets;

•	liquidity of wholesale power markets;

•	the effect of any business or industry restructuring;

•	our profitability and liquidity, including access to capital markets and credit facilities;

•	new accounting requirements or new interpretations or applications of existing requirements;

•	operation and availability of our generation facilities and operating costs;

•	transmission and distribution system conditions and operating costs;

•	current and future environmental conditions and requirements and the related costs of compliance, including environmental capital expenditures and emission allowance and other expenses;

•	significant delays in the planned installation of pollution control equipment at our coal-fired generating units in Pennsylvania due to weather conditions, contractor performance or other reasons;

•	development of new projects, markets and technologies;

•	performance of new ventures;

•	asset acquisitions and dispositions;

•	political, regulatory or economic conditions in states, regions or countries where we or our subsidiaries conduct business;

•	any impact of 2005 hurricanes on our business, including any impact on fuel prices;

•	receipt of necessary governmental permits, approvals and rate relief;

•	new state, federal or foreign legislation, including new tax legislation;

•	state, federal and foreign regulatory developments;

•	impact of state, federal or foreign investigations applicable to us and our subsidiaries and the energy industry;

•	capital markets conditions, including changes in interest rates, and decisions regarding our capital structure;

•	stock price performance of PPL Corporation;

•	the market prices of equity securities and the impact on pension costs and resultant cash funding requirements for defined benefit pension plans;

•	securities and credit ratings;

•	foreign currency exchange rates;

•	the outcome of litigation against us;

•	potential effects of threatened or actual terrorism or war or other hostilities; and

•	our commitments and liabilities.

Any such forward-looking statements should be considered in light of such important factors and in conjunction with other documents we file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update the information contained in such statement to reflect subsequent developments or information.

PPL CORPORATION

PPL Corporation, incorporated in 1994 and headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, is primarily engaged in the supply and delivery of energy. Through its subsidiaries, PPL Corporation generates electricity from power plants primarily in the northeastern and western United States; markets wholesale or retail energy primarily in the northeastern and western portions of the United States; delivers electricity to approximately 5.1 million customers in Pennsylvania, the United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States. PPL Corporation’s overall strategy is to achieve disciplined growth in energy supply margins while limiting volatility in both cash flows and earnings, and to achieve stable, long-term growth in regulated delivery businesses through efficient operations and strong customer and regulatory relations.

PPL Corporation’s principal subsidiaries are shown below:

Energy Supply

PPL Corporation, through its indirect, wholly owned subsidiaries, PPL Generation and PPL EnergyPlus, owns and operates electricity generating power plants and markets this electricity and other power purchases to deregulated wholesale and retail markets. Both of these subsidiaries also are direct, wholly owned subsidiaries of PPL Energy Supply. As of December 31, 2005, PPL Corporation owned or controlled, through its subsidiaries, 11,830 megawatts, or MW, of low-cost and diverse power generation capacity. See “PPL Energy Supply, LLC” below for more information.

PPL Corporation’s strategy for its energy supply business is to match energy supply with load, or customer demand, under agreements of varying lengths with creditworthy counterparties to capture profits while effectively managing exposure to movements in energy and fuel prices and counterparty credit risk.

Energy Delivery

PPL Corporation provides energy delivery services in the mid-Atlantic regions of the United States through its regulated public utility subsidiaries, PPL Electric and PPL Gas, and in the United Kingdom and Latin America through its subsidiary, PPL Global. PPL Electric provides electricity delivery services to approximately 1.4 million customers in eastern and central Pennsylvania. See “PPL Electric Utilities Corporation” below for more information. PPL Gas Utilities Corporation provides natural gas distribution and propane services to approximately 110,000 customers in various counties in Pennsylvania, as well as in small portions of Maryland and Delaware. Through its subsidiaries, PPL Global provides electricity delivery services to approximately 3.7 million customers in the United Kingdom and Latin America. PPL Global also is a wholly owned subsidiary of PPL Energy Supply, LLC. See “PPL Energy Supply, LLC” below for more information.

PPL Corporation’s strategy for its energy delivery businesses is to operate these businesses at the most efficient cost while maintaining the highest level of customer service and reliability.

PPL Corporation’s subsidiaries, including PPL Energy Supply and PPL Electric, are separate legal entities, and are not liable for the debts of PPL Corporation, and PPL Corporation is not liable for the debts of its subsidiaries (other than under the PPL Guarantees). Neither PPL Energy Supply nor PPL Electric will guarantee or provide other credit or funding support for the Securities to be offered by PPL Corporation pursuant to this prospectus.

PPL CAPITAL FUNDING, INC.

PPL Capital Funding is a Delaware corporation and a wholly owned subsidiary of PPL Corporation. PPL Capital Funding’s primary business is to provide PPL Corporation with financing for its operations. PPL Corporation will unconditionally guarantee the payment of principal, premium and interest on the PPL Capital Funding Debt Securities pursuant to the PPL Guarantees as will be described in supplements to this prospectus.

PPL ENERGY SUPPLY, LLC

PPL Energy Supply, formed in 2000 and headquartered in Allentown, Pennsylvania, is an energy company engaged, through its subsidiaries, in the generation and marketing of electricity primarily in the northeastern and western power markets of the United States and in the delivery of electricity in the United Kingdom and Latin America. PPL Energy Supply’s major operating subsidiaries are PPL Generation, PPL EnergyPlus and PPL Global. PPL Energy Supply is an indirect wholly owned subsidiary of PPL Corporation. See “PPL Corporation” above for more information.

Energy Supply: PPL Generation and PPL EnergyPlus

As of December 31, 2005, PPL Energy Supply owned or controlled, through its PPL Generation subsidiary, 11,830 MW of electric power generation capacity, with power plants in Pennsylvania (9,225 MW), Montana (1,267 MW), Illinois (540 MW), Arizona (300 MW), Connecticut (243 MW), New York (159 MW) and Maine (96 MW). PPL Generation also has current plans to implement capital projects at certain of its existing generation facilities in Pennsylvania and Montana that would provide 258 MW of additional generation capacity by 2010. PPL Generation’s plants are fueled by uranium, coal, gas, oil and hydro power. The electricity from these plants is sold to PPL EnergyPlus under FERC-jurisdictional power purchase agreements, except that most of the electricity from the Montana plants is sold directly to non-affiliated counterparties by PPL EnergyPlus acting as agent for PPL Montana.

PPL EnergyPlus markets or brokers the electricity produced by PPL Generation’s subsidiaries, along with purchased power and natural gas, in competitive wholesale and deregulated retail markets, primarily in the northeastern and western portions of the United States. PPL EnergyPlus also provides energy-related products and services, such as engineering and mechanical contracting, construction and maintenance services, to commercial and industrial customers.

At December 31, 2005, PPL Energy Supply estimated that, on average, approximately 84% of its expected annual generation output for the period 2006 through 2009 would be used to meet:

•	the obligation of its subsidiary PPL EnergyPlus under two agreements to provide electricity to PPL Electric, so that PPL Electric can, in turn, provide electricity as a “provider of last resort,” or “PLR,” through 2009 under fixed-price tariffs pursuant to the Pennsylvania Electricity Generation Customer Choice and Competition Act, or Customer Choice Act (See “PPL Electric Utilities Corporation—Provider of Last Resort”);

•	PPL EnergyPlus’ obligation under two agreements to provide electricity to NorthWestern Corporation through June 2007; and

•	other contractual sales to other counterparties for terms of various lengths.

These arrangements are consistent with and are an integral part of PPL Energy Supply’s overall business strategy, which includes the matching of energy supply with load, or customer demand, under agreements of varying lengths with creditworthy counterparties to capture profits while effectively managing our exposure to movements in energy and fuel prices and counterparty credit risk.

Due to the expiration of the PLR agreements referenced above at the end of 2009, PPL Energy Supply estimated as of December 31, 2005, that approximately 5% of its expected generation output for 2010 would be needed to fulfill obligations under existing power sales agreements. Consistent with its business strategy, PPL Energy Supply expects that it will enter into new power sales agreements over the next few years as its existing long-term agreements expire. Based on the way in which the wholesale markets have developed over the last several years, PPL Energy Supply expects that these new agreements may be of a shorter duration than the current PLR agreements, which at inception had terms of approximately eight years.

International Energy Delivery: PPL Global

PPL Energy Supply provides electricity delivery services in the United Kingdom and Latin America through its PPL Global subsidiary, which currently owns and operates electricity delivery businesses serving approximately 3.7 million customers. PPL Global owns Western Power Distribution Holdings Limited and WPD Investment Holdings Limited, which together we refer to as WPD. WPD operates two electric distribution companies in the U.K., which together serve approximately 2.6 million end-users. PPL Global’s Latin American subsidiaries in Chile, El Salvador and Bolivia serve an aggregate of approximately 1.1 million end-users.

PPL Energy Supply’s strategy for its international electricity delivery businesses is to operate these businesses at the most efficient cost while maintaining the highest level of customer service and reliability.

Neither PPL Corporation nor any of its other subsidiaries or affiliates will guarantee or provide other credit or funding support for the securities to be offered by PPL Energy Supply pursuant to this prospectus.

PPL ELECTRIC UTILITIES CORPORATION

PPL Electric, incorporated in 1920 and headquartered in Allentown, Pennsylvania, is a direct subsidiary of PPL Corporation and a regulated public utility. PPL Electric provides electricity delivery services to approximately 1.4 million customers in eastern and central Pennsylvania. PPL Electric also provides electricity supply to retail customers in that territory as a PLR under the Customer Choice Act.

Provider of Last Resort. Pursuant to a 1998 order issued by the Pennsylvania Public Utility Commission, or PUC, PPL Electric agreed to provide electricity supply as a PLR to retail customers in its service territory not selecting an alternate electric energy supplier at predetermined capped rates through 2009. The Customer Choice Act allows for limited rate relief during the “capped” rate period for instances of unforeseen and significant operating or market events, or changes in law. However, through the year 2009, PPL Electric generally bears the risk that it will not be able to obtain adequate energy supply at the capped rates it may charge to its PLR customers.

In order to mitigate this risk, PPL Electric has entered into full-requirements energy supply agreements with another subsidiary of PPL Corporation, PPL EnergyPlus, that are designed to provide PPL Electric with sufficient supply to satisfy the Company’s PLR obligation through the end of 2009. Under one of the PLR agreements, PPL Electric is required to provide performance assurance to PPL EnergyPlus when the market price of electricity is less than the contract price by more than its contract collateral threshold. Conversely, PPL EnergyPlus is required to provide performance assurance to PPL Electric when the market price of electricity is greater than the contract price by more than its contract collateral threshold. Over the past few years, market prices for electricity have exceeded the contract price, and PPL Electric estimates that, at December 31, 2005, the market price of electricity exceeded the contract price by approximately $4.2 billion. Accordingly, at December 31, 2005, PPL EnergyPlus was required to provide PPL Electric with performance assurance of $300 million, the maximum amount of collateral required under the agreement. If PPL EnergyPlus is unable to satisfy its energy supply obligations under the PLR agreements, PPL Electric would be required to obtain energy supply in the wholesale market at then-current market rates to meet its PLR obligations. While the Customer Choice Act provides generally for PLR costs to be borne by customers, it is not clear whether PPL Electric would be able to pass on to its customers any costs of this replacement energy supply that exceeds the predetermined capped rates.

PPL Electric’s PLR obligation after 2009 will be determined by the PUC pursuant to rules that have not yet been promulgated. While regulations governing PLR obligations after 2009 have been proposed for comment by the PUC, at this time, PPL Electric cannot predict the content of these regulations, including the specific mechanism for recovery from customers of its costs for energy supply, or when the regulations will be finalized.

Strategic Initiative. In 2001, PPL Electric completed a strategic initiative designed to reduce its business and financial risk profile by, among other things, limiting its business activities to the transmission and distribution of electricity and businesses related to or arising out of the electric transmission and distribution businesses and reduce its exposure to volatility in energy prices associated with its PLR obligation. Obtaining long-term electric supply agreements with PPL EnergyPlus to meet its PLR obligations through 2009 at prices generally equal to the predetermined capped rates it was allowed to charge PLR customers was a key component of this initiative. Other key components of the initiative involved actions to confirm PPL Electric’s legal separation from PPL Corporation and PPL Corporation’s other subsidiaries. In connection with the initiative PPL Electric:

•	adopted amendments to its Articles of Incorporation and Bylaws containing corporate governance and operating provisions designed to confirm and reinforce its legal and corporate separateness from PPL Corporation and its other affiliated companies and providing for PPL Electric to limit its businesses to electric transmission and distribution and related activities;

•	appointed an independent director to its Board of Directors and required the unanimous approval of the Board of Directors, including the consent of the independent director, to amendments to these corporate governance and operating provisions or to the commencement of any insolvency proceedings, including any filing of a voluntary petition in bankruptcy or other similar actions; and

•	in connection with the issuance of certain senior secured bonds, agreed to appoint an independent compliance administrator to review, on a semi-annual basis, its compliance with the corporate governance and operating requirements contained in its Articles of Incorporation and Bylaws. When such bonds are no longer outstanding, and in certain other circumstances, PPL Electric will not be required to maintain an independent compliance administrator.

The amended Articles of Incorporation and Bylaws permit PPL Electric’s Board of Directors to adopt additional amendments to the Bylaws, including amendments that revise or eliminate provisions that are designed to reinforce PPL Electric’s legal separateness from its affiliates. However, any such amendment must be approved unanimously by PPL Electric’s Board of Directors, including the independent director.

The enhancements to PPL Electric’s legal separation from its affiliates were intended to minimize the risk that a court would order PPL Electric’s assets and liabilities to be substantively consolidated with those of PPL Corporation or another affiliate of PPL Corporation in the event that PPL Corporation or another PPL Corporation affiliate were to become a debtor in a bankruptcy case. However, if PPL Corporation or another PPL Corporation affiliate were to become a debtor in a bankruptcy case, there can be no assurance that a court would not order PPL Electric’s assets and liabilities to be consolidated with those of PPL Corporation or such other PPL Corporation affiliate. Any such substantive consolidation could result in delays or reductions in payments on PPL Electric’s Securities.

Neither PPL Corporation nor any of PPL Corporation’s subsidiaries or affiliates will guarantee or provide other credit or funding support for the securities to be offered by PPL Electric pursuant to this prospectus.

The offices of PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric are located at Two North Ninth Street, Allentown, Pennsylvania 18101-1179 and they can be contacted through telephone number (610) 774-5151.

The information above concerning PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric and, if applicable, their respective subsidiaries is only a summary and does not purport to be comprehensive. For additional information about these companies, including certain assumptions, risks and uncertainties involved in the forward-looking statements contained or incorporated by reference in this prospectus, you should refer to the information described in “Where You Can Find More Information.”

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the sale of the PPL Capital Funding Debt Securities will be loaned to PPL Corporation and/or its subsidiaries. PPL Corporation and/or its subsidiaries are expected to use the proceeds of such loans, and the proceeds of the other Securities issued by PPL Corporation, for general corporate purposes, including repayment of debt. Except as otherwise described in a prospectus supplement, each of PPL Energy Supply and PPL Electric is expected to use the proceeds of the Securities it issues for general corporate purposes, including repayment of debt.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

PPL Corporation

The following table sets forth PPL Corporation’s ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred dividends for the periods indicated:

	Twelve Months Ended December 31,
	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	2.6	2.7	2.6	1.9	1.7

(a)	In calculating the earnings component, net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles. See PPL Corporation’s reports on file with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described under “Where You Can Find More Information” for more information. PPL Corporation had no preferred securities outstanding during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

PPL Energy Supply

The following table sets forth PPL Energy Supply’s ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred dividends for the periods indicated:

	Twelve Months Ended December 31,
	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred securities dividends (a)	3.2	4.1	4.8	4.0	5.4

(a)	In calculating the earnings component, net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles. See PPL Energy Supply’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information. PPL Energy Supply had no preferred securities outstanding during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred securities dividends is the same as the ratio of earnings to fixed charges.

PPL Electric

The following table sets forth PPL Electric’s ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred dividends for the periods indicated:

	Twelve Months Ended December 31,
	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges (a)	2.1	1.4	1.2	1.2	1.7
Ratio of earnings to combined fixed charges and preferred stock dividends (a)	2.1	1.4	1.2	1.2	1.7

(a)	In calculating the earnings component, net income excludes the cumulative effect of a change in accounting principle. See PPL Electric’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

PPL Corporation, PPL Energy Supply and PPL Electric each file reports and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

PPL Corporation’s Internet Web site is www.pplweb.com. On the Investor Center page of that Web site PPL Corporation provides access to all SEC filings of PPL Corporation, PPL Energy Supply and PPL Electric free of charge, as soon as reasonably practicable after filing with the SEC. The information at PPL Corporation’s Internet site is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus. Additionally, PPL Corporation’s, PPL Energy Supply’s and PPL Electric’s filings are available at the SEC’s Web site (www.sec.gov).

PPL Corporation Common Stock is listed on the New York Stock Exchange (“NYSE”) and the Philadelphia Stock Exchange (symbol: PPL), and reports, proxy statements and other information concerning PPL Corporation can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and the Philadelphia Stock Exchange, 1900 Market Street, Philadelphia, Pennsylvania 19103.

Certain securities of PPL Electric are also listed on the NYSE and certain information concerning PPL Electric may be inspected at the NYSE offices in New York.

In addition, reports, proxy statements and other information concerning PPL Corporation, PPL Electric and PPL Energy Supply can be inspected at their offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179.

Incorporation by Reference

Each of PPL Corporation, PPL Energy Supply and PPL Electric will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that it files separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about the registrants.

PPL Corporation

SEC Filings (File No. 1-11459)	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2005

Current Reports on Form 8-K and 8-K/A	January 3, 2006, February 1, 2006, February 27, 2006 (as to Item 5.02) and March 3, 2006

PPL Corporation’s Registration Statement on Form 8-B	April 27, 1995

PPL Energy Supply

SEC Filings (File No. 333-74794)	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2005

Current Report on Form 8-K and 8-K/A	March 3, 2006

PPL Electric

SEC Filings (File No. 1-905)	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2005

Current Reports on Form 8-K and 8-K/A	February 1, 2006, February 16, 2006 and March 3, 2006

Additional documents that PPL Corporation, PPL Energy Supply and PPL Electric file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the Securities are also incorporated herein by reference. In addition, any additional documents that PPL Corporation, PPL Electric or PPL Energy Supply file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus, and prior to the effectiveness of the registration statement are also incorporated herein by reference.

Each of PPL Corporation, PPL Energy Supply and PPL Electric will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of its filings. You may request a copy of these filings by writing or telephoning the appropriate registrant at:

Two North Ninth Street

Allentown, Pennsylvania 18101-1179

Attention: Investor Services Department

Telephone: 1-800-345-3085

No separate financial statements of PPL Capital Funding are included herein or incorporated herein by reference. PPL Corporation and PPL Capital Funding do not consider those financial statements to be material to holders of the PPL Capital Funding Debt Securities because (1) PPL Capital Funding was formed for the primary purpose of providing financing for PPL Corporation and its subsidiaries, (2) PPL Capital Funding does not currently engage in any independent operations and (3) PPL Capital Funding does not currently plan to engage, in the future, in more than minimal independent operations. See “PPL Capital Funding.” PPL Capital Funding has received a “no action” letter from the Staff of the SEC stating that the Staff would not raise any objection if PPL Capital Funding does not file periodic reports under Sections 13 and 15(d) of the Exchange Act. Accordingly, PPL Corporation and PPL Capital Funding do not expect PPL Capital Funding to file those reports.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of PPL Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of PPL Energy Supply, LLC and PPL Electric Utilities Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF THE SECURITIES AND THE PPL GUARANTEES

Dewey Ballantine LLP, New York, New York or Simpson Thacher & Bartlett LLP, New York, New York and Thomas D. Salus, Esq., Senior Counsel of PPL Services Corporation, will pass upon the validity of the Securities and the PPL Guarantees for PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Securities and the PPL Guarantees for any underwriters or agents. Dewey Ballantine LLP, Simpson Thacher & Bartlett LLP and Sullivan & Cromwell LLP will rely on the opinion of Mr. Salus as to matters involving the law of the Commonwealth of Pennsylvania. As to matters involving the law of the State of New York, Mr. Salus will rely on the opinion of Dewey Ballantine LLP or Simpson Thacher & Bartlett LLP, as applicable.